Mail Stop 4561

June 4, 2008

Mr. Rex P. Doyle
President
Epic Energy Resources, Inc.
10655 Six Pines, Suite 210
The Woodlands, TX 77380

> **Re: Epic Energy Resources, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 2**
> **Filed May 13, 2008**
> **File No. 333-148479**

Dear Mr. Doyle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

References to prior comments refer to our later dated April 11, 2008.

Risk Factors, page 5

1.   Please visually distinguish the risk factor subheadings from the text of the risk factor. Consider using bold faced type, underlining, italics, or some other method. We note that you made this change in Amendment No. 1 but did not continue the revision in Amendment No. 2.

<u>Comparative Share Data, page 10</u>

2.   We refer to your statement on page 11 that it is your intent to issue additional shares as payment of principal of the notes in reliance on Rule 144. Please note that the exemption provided by Rule 144 is not available to issuers. Please revise your disclosure, as appropriate, or advise.

3.   We note your response to prior comment 10. The revised disclosure indicates that you would issue approximately 21,875,000 shares of common stock if you pay the remaining principal on the notes with shares of common stock. Please revise to clarify that you are registering the resale of only 6.2 million shares out of the possible 21.9 million or more shares that you may issue as repayment on the notes. Disclose, if true, that any shares over and above the 6.2 million may not be sold on this registration statement.

<u>Current Operations, page 30</u>

4.   We have reviewed your response to prior comment 15. Because Oneok is no longer participating in the project to restart the gas plant and there is only a "preliminary" contract with IACX, it does not appear there is enough certainty that you will be able to produce and sell these gas reserves. Therefore, it does not appear that they should be classified as proved at this time. Until there is a binding contract in place for a buyer to purchase and treat your produced gas, please revise your document to remove these volumes of gas from the proved category.

5.   Because none of your wells are producing and the Kansas wells have not produced since January 2007, please provide a risk factor and disclosure regarding possible loss of these leases if production is not re-established in a timely manner and the impact this may have on your company. Please also disclose the number of acres and the dates they will expire.

6.   You state that the reserves information provided in the table are based upon the 2007 reserve report completed by an independent engineering firm. Please name the firm in the filing and file a letter of consent from them. Please see Instruction 4B to Item 102 of Regulation S-K.

<u>Principal Shareholders, page 45</u>

7.   We have reviewed your response to our prior comment 12 and reissue our comment as it relates to Mr. Patrick W. Murray. Please note that Item 403(b) of Regulation S-K requires share ownership information for all individuals identified as named executive officers as defined in Item 402(a)(3).

Financial Statements

General

8.   We have considered your response to our prior comments 17 and 20. Explain to us what information was outstanding that precluded you from recording an intangible asset for customer relationships at the time of the acquisitions of the Carnrite Group and Pearl Development Company. Additionally, explain to us how you intend to calculate the fair value of customer relationships and provide us with a preliminary estimate of the value of the intangible assets.

Epic Energy Resources, Inc

Notes to Consolidated Financial Statements

3. Business Combinations, page F-14

9.   We note your disclosure that contingent consideration paid to former employees of Carnrite will be considered additional purchase price at the time issued. This does not appear to be consistent with the disclosure in your previous amendment that this contingent consideration will be considered compensation expense at the time issued in accordance with EITF 95-8. Explain to us why you have changed your policy and how your new policy complies with EITF 95-8.

6. Other Mineral Reserves, page F-16

10.   Please update the estimated date of completion and installation of the NRU units if they are not currently completed and installed.

15. Subsequent Event, page F-25

11.   We note your disclosure that a portion of the purchase price of Epic Integrated Solutions is in the form of contingent consideration payable to employees based on their continued employment. It appears that you intend to account for this contingent consideration as an addition to the purchase price of Epic Integrated Solutions rather than compensation expense. Given the continued employment requirements, explain to us how your proposed accounting treatment complies with the requirements of EITF 95-8.

12.   Tell us whether you have accrued for the legal settlement that occurred on February 21, 2008 in your December 31, 2007 financial statements.

Unaudited Pro forma Condensed Combined Financial Information

Unaudited Pro forma Condensed Combined Balance Sheet, page F-77

13.   Explain to us why you have not allocated any portion of your purchase price of Epic Integrated Solutions to intangible assets apart from goodwill. Specifically, explain to us why you have not assigned any value to the exclusivity agreement with Common Point, Inc. that was acquired as part of the transaction.

Explanatory Notes

Note 1, page F-80

14.   We note that you have accrued for the contingent consideration issuable in connection with your acquisition of Epic Integrated Solutions. Is does not appear that the contingency has been resolved as of the date of acquisition. Accordingly, explain to us how you decision to accrue for the contingent consideration complies with the requirements of paragraphs 25 – 27 of SFAS 141.

# # # #

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Telewicz at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: William T. Hart, Esq.
        VIA FAX (303) 839-5414